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                                                                              Exhibit 12

PP&L RESOURCES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)
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                                              12 Months
                                                Ended     12 Months Ended
                                             September 30,  December 31,
                                               1998(a)    1997   1996   1995   1994   1993
Fixed charges, as defined:
  Interest on long-term debt ..........            $198    $196   $207   $213   $214   $226
  Interest on short-term debt
     and other interest ...............              28      25     17     18     18     13
  Amortization of debt discount, expense
    and premium - net..................               2       2      2      2      2      2
  Interest on capital lease obligations
      Charged to expense ..............               8       9     13     15     12      9
      Capitalized .....................               2       2      2      2      1      1
  Estimated interest component of
    operating rentals .................              18      15      8      8      6      5
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons ...........................               1       1      1      1      1      1

          Total fixed charges .........            $257    $250   $250   $259   $254   $257

Earnings, as defined:
  Net income ..........................            $363    $296   $329   $323   $216   $314
  Preferred and Preference Stock
    Dividend Requirements..............              26      24     28     28     28     34
  Less undistributed income of less
    than 50-percent-owned persons .....             -        -      -      -      -      -
                                                    389     320    357    351    244    348

Add (Deduct):
  Federal income taxes ................             173     169    189    195    198    163
  State income taxes ..................              54      59     64     62     77     64
  Deferred income taxes ...............              29      29     10     15    (45)    22
  Investment tax credit - net .........              (6)    (10)   (10)   (10)   (12)   (14)
  Income taxes on other income and
    deductions - net ..................             -        (9)    -      24    (38)    (1)
  Amortization of capitalized
    interest on capital leases ........               2       2      4      5      9     12
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) .....             255     248    248    257    253    256

          Total earnings ..............            $896    $808   $862   $899   $686   $850

Ratio of earnings to fixed
  charges .............................            3.49    3.23   3.45   3.47   2.70   3.31

(a) Excluding extraordinary items.
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